UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING


(Check One) [ X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
            [ ] Form N-SAR

              For Period Ended:     December 31, 1997

              [  ] Transition Report on Form 10-K
              [  ] Transition Report on Form 20-F
              [  ] Transition Report on Form 11-K
              [  ] Transition Report on Form 10-Q
              [  ] Transition Report on Form N-SAR
              For the Transition Period Ended:

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
__________________________________________


PART I - REGISTRANT INFORMATION

         MOA Hospitality, Inc.
--------------------------------------
Full Name of Registrant


         Motels of America, Inc.
--------------------------------------
Former Name if Applicable


         701 Lee Street, Suite 1000
--------------------------------------
Address of Principal Executive Office
         (Street and Number)


         Des Plaines, Illinois  60016
--------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


    The Registrant is unable to file its annual report on Form 10-K for the period ended December 31, 1997 within the prescribed time period. The delay is due to the fact that Registrant's auditors have not been able to complete the audit for the year ended December 31, 1997 because the Registrant and its auditors are still in the process of reviewing the valuation and treatment of certain land held by the Company for development. In accordance with Rule 12b-25(c), a statement to this effect signed by the Registrant's auditors has been attached to the Form 12b-25 as Exhibit A.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Kurt M. Mueller         (847)        803-1200
         (Name)            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                        [ X ] Yes   [   ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                        [ X ] Yes    [  ] No


    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         The Registrant anticipates that a significant change in results of operations from the year ended December 31, 1996 will be reflected by the earnings statements to be included in the Registrant's Form 10-K for the year ended December 31, 1997. It is anticipated that such change will include, on a pre-tax basis, (i) a loss from operations, excluding the affect of a potential reduction in the valuation of land held by the Company for development discussed below, in an amount of approximately $2.8 million greater than the comparable amount for the year ended December 31, 1996, (ii) a decrease in the gain on sale of properties of approximately $1.5 million as compared to the gain on sale for the period ended December 31, 1996 and (iii) a potential reduction in the valuation of land held by the Company for development which cannot be quantified at this time since such valuation is in the process of being evaluated (which is the reason that this Form 12b-25 is being filed).

                            SIGNATURES


    MOA Hospitality, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                             MOA HOSPITALITY, INC.


Date: March 31, 1998         By:    /s/  Kurt M. Mueller
                             -----------------------------------
                             Name:      Kurt M. Mueller
                             Title:     Chief Financial Officer

                            EXHIBIT A




         We have been unable to complete the audit of MOA Hospitality, Inc. (the "Registrant") for the year ended December 31, 1997 because we are in the process of evaluating a potential reduction in the valuation of certain land held by the Company for development, which evaluation will not be completed prior to the filing date as prescribed by Form 10-K.





Chicago, Illinois                               Ernst & Young LLP
March 31, 1998